UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Facet Biotech Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

30303Q103
(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

Adam W. Finerman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 848,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 848,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 588,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON BVF Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,036,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,036,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON Investment 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 211,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 211,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,683,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,683,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,683,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.998%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,683,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,683,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,683,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.998%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30303Q103

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,683,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,683,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,683,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.998%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30303Q103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of Facet Biotech Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1500 Seaport Boulevard Redwood City, California 94063.

Item 2.	Identity and Background.

                              (a)           This statement is filed by Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments, L.L.C., a Delaware limited liability company (“BVLLC”), Investment 10, L.L.C., an Illinois limited liability company (“ILL10”), BVF Partners L.P., a Delaware limited partnership (“Partners”), BVF Inc., a Delaware corporation (“BVF Inc.”) and Mark N. Lampert.  Mr. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                              (b)           The business address of BVF, BVF2, BVLLC, ILL10, Partners, BVF Inc. and Mr. Lampert is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.

                              (c)           Each of BVF, BVF2, BVLLC, ILL10, Partners and BVF Inc. specializes in holding biotechnology stocks for investment purposes.    Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of BVLLC, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment adviser to and general partner of Partners.  Mr. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

                              (d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                              (e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              (f)           Mr. Lampert is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,683,521 shares beneficially owned by Partners, BVF Inc. and Mr. Lampert is $39,181,243.20.  The shares beneficially owned by Partners, BVF Inc. and Mr. Lampert consist of 848,521 shares that were acquired with BVF’s working capital, 588,000 shares that were acquired with BVF2’s working capital, 2,036,000 shares that were acquired with BVLLC’s working capital and 211,000 shares that were acquired with ILL10’s working capital.  No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

CUSIP NO. 30303Q103

Item 4.	Purpose of Transaction

The Reporting Persons are engaged in the investment business.  In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

On September 21, 2009, a wholly-owned subsidiary of Biogen Idec Inc. (“Biogen Idec”) commenced an unsolicited tender offer for the Issuer at a price of $14.50 per share.  In a press release issued September 21, 2009, the Issuer announced that it was recommending stockholders refrain from taking action with respect to Biogen Idec's tender offer and that it expected to advise stockholders of the Board of Director's position regarding the tender offer within 10 business days.  The Reporting Persons have communicated to the Issuer and to Biogen Idec that the Reporting Persons do not intend to tender their shares in the proposed offer at $14.50 per share.

The Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer, Biogen Idec, other pharmaceutical companies and other stockholders to explore alternatives to Biogen Idec's proposed acquisition including, but not limited to, the sale of the Issuer under different terms to Biogen Idec or another company, as well as the continued independence of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons’ percentage ownership of Common Stock is based on 24,559,791 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2009.

(a)           As of the close of business on September 28, 2009, BVF beneficially owned 848,521 shares of Common Stock, BVF2 beneficially owned 588,000 shares Common Stock, BVLLC beneficially owned 2,036,000 shares of Common Stock and ILL10 beneficially owned 211,000 shares of Common Stock, representing percentage ownership of approximately 3.5%, 2.4%, 8.3% and less than 1%, respectively.

Each of Partners, BVF Inc. and Lampert may be deemed to beneficially own 3,683,521 shares of Common Stock, representing percentage ownership of approximately 14.998%.

(b)           Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners, BVF Inc. and Lampert share voting and dispositive power over the 3,683,521 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

CUSIP NO. 30303Q103

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the contributed capital of Samana Capital, L.P., the majority member of BVLLC, in the shares of Common Stock and other securities of the issuer and to vote, exercise or convert and dispose of each security, and is entitled to receive fees based on assets under management and, subject to certain exceptions, allocations based on realized and unrealized gains on such assets.

Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

On September 29, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P., BVF Inc. and Mark N. Lampert, dated September 29, 2009.

CUSIP NO. 30303Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2009

BIOTECHNOLOGY VALUE FUND, L.P.		INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment manager

By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BIOTECHNOLOGY VALUE FUND II, L.P.		BVF PARTNERS L.P.

By:	BVF Partners L.P., its general partner	By:	BVF Inc., its general partner

By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.		BVF INC.

By:	BVF Partners L.P., its manager	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	BVF Inc., its general partner		President

By:	/s/ Mark N. Lampert
	Mark N. Lampert	/s/ Mark N. Lampert
	President	MARK N. LAMPERT

CUSIP NO. 30303Q103

SCHEDULE A

Transactions in the Common Stock During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

Biotechnology Value Fund, L.P.

Common Stock	29,000	8.2547	07/27/09
Common Stock	9,800	8.3802	07/28/09
Common Stock	13,200	8.5603	07/29/09
Common Stock	3,600	8.7951	07/31/09
Common Stock	1,500	8.8000	08/03/09
Common Stock	23,000	10.2625	08/05/09
Common Stock	287,000	16.2476	09/08/09

Biotechnology Value Fund II, L.P.

Common Stock	19,000	8.2547	07/27/09
Common Stock	7,000	8.3802	07/28/09
Common Stock	9,000	8.5603	07/29/09
Common Stock	3,000	8.7951	07/31/09
Common Stock	16,000	10.2625	08/05/09
Common Stock	199,000	16.2476	09/08/09
BVF Investments, L.L.C.

Common Stock	67,000	8.2547	07/27/09
Common Stock	24,000	8.3802	07/28/09
Common Stock	32,000	8.5603	07/29/09
Common Stock	9,000	8.7951	07/31/09
Common Stock	1,000	8.8000	08/03/09
Common Stock	55,000	10.2625	08/05/09
Common Stock	688,000	16.2476	09/08/09

CUSIP NO. 30303Q103

Investment 10, L.L.C.

Common Stock	7,000	8.2547	07/27/09
Common Stock	3,000	8.3802	07/28/09
Common Stock	3,000	8.5603	07/29/09
Common Stock	1,000	8.7951	07/31/09
Common Stock	6,000	10.2625	08/05/09
Common Stock	71,000	16.2476	09/08/09

BVF Partners L.P.

None

BVF Inc.

None

Mark N. Lampert

None